Exhibit 4.45
English Translation
Supplementary Agreement
to the Technology Support and Service Agreement
Party A: AirMedia Technology (Beijing) Co., Ltd.
Party B: Beijing Yuehang Digital Media Advertising Co., Ltd.
Whereas Party A and Party B have entered into an “Technology Support and Service Agreement” (hereinafter referred to as the “Original Agreement”) on April 1, 2008 in relation to the engagement of Party A by Party B to provide technology support and technology service, the two parties hereby agree to amend and supplement the Original Agreement by entering into this supplementary agreement (hereinafter referred to as “this Agreement”), with the following specific terms:
1.	All the risks in connection with the technology development and after-sales technology service under the Original Agreement shall be solely borne by Party A. Party A shall be entitled to the portion of advertising profits that is related to technology.

2.	Article 1.1.6 of the Original Agreement shall be changed to: “To provide to Party B, in accordance with this Agreement, other related technology support and technology services, including but not limited to equipment rental, joint marketing service, joint procurement service, strategic management service, financial management service and human resources management service.”

3.	Article 4 of the Original Agreement shall be changed to: “The technology development and technology service fee chargeable by Party A on Party B shall guarantee that Party B can achieve, after deducting the fees payable to Party A, a net cost-plus rate of no less than 1%, to be rounded to the nearest RMB1,000;

Net cost-plus rate = Operating profit / Total cost and expenses x 100%

Where: Operating profit = Operating revenue - Operating cost - sales expenses - administrative expenses

Total cost and expenses = Total operating cost + sales expenses + administrative expenses

If Party B records a loss before deducting the fees due to Party A, Party B shall not be entitled to any fee payments from Party B. All the market risks and other risks shall be solely borne by Party A.

4.	Term 1 under Article 1 of the annex to the Original Agreement shall be changed to: “Party A shall settle the accounts with Party B every quarter, and a yearly account settlement shall be done within one month after each year end. After the end of each quarter, the two parties shall settle the fees according to the confirmation letter. Party B shall settle all the fees due to Party A within one week after receipt of the confirmation letter from Party A. All fees shall be integrated and settled at the end of a year. Party B shall provide to Party A a formal invoice showing the exact amount before Party A pays.

5.	The authorized signatory for the quarterly earnings confirmation letter and supplementary agreements within the validity of the Original Agreement shall be:
(1)	Name: Wu Wennan; Position: Financial Controller, being the agent for AirMedia Technology (Beijing) Co., Ltd.

(2)	Name: Duan Qiuwen; Position: Chief ledger keeper, being the agent for Beijing Yuehang Digital Media Advertising Co., Ltd.
6.	This Agreement is a supplementary agreement to the Original Agreement, and shall have the same legal effect as the Original Agreement. The remaining terms in the Original Agreement shall remain unchanged. For any inconsistencies between this Agreement and the Original Agreement, this Agreement prevails. The Original Agreement shall prevail for any matters not provided for by this Agreement.

7.	Any disputes that arise from or are related to the execution and performance of this Agreement shall be resolved through friendly negotiation. If no agreement can be reached, all disputes shall be brought to Beijing Arbitration Committee for an arbitral award.

8.	This Agreement shall become effective from the date of signing and the imprinting of seals by the authorized representatives of both parties. The original Chinese copy has two counterparts, each to be kept by one party. Both counterparts shall have the same legal effect.
(The rest of this page is left blank)

Party A: AirMedia Technology (Beijing) Co., Ltd. (seal)
Authorized representative: /s/ Guo Man
Date: June 25, 2008
Party B: Beijing Yuehang Digital Media Advertising Co., Ltd. (seal)
Authorized representative: /s/ Feng Zhonghua
Date: June 25, 2008